SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

NORTHSIGHT CAPITAL, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

66702 Q 104

(CUSIP Number)

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  KELLY TRIMBLE

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

 NUMBER OF SHARES                       7. SOLE VOTING POWER: 720,001

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 720,001

                                                             10. SHARED DISPOSITIVE POWER: None.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 720,001

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.4%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Northsight Capital, Inc., a Nevada corporation (the “Company”); 14301 North 87th Street, Suite 301, Scottsdale, AZ 85260.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Kelly Trimble.

(b)        Address: 4685 Sough Highland Drive, Suite 207, Salt Lake City, UT  84117

(c)        Principal Occupation:  Mr. Trimble is currently self employed doing private investments located at 4685 South Highland Drive, Suite 207, Salt Lake City, UT 84117.

(d)        During the last five year, Mr. Trimble has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Trimble has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds:  $56,666.82 and full satisfaction of an outstanding liability to Mr. Trimble.

Item 4.  Purpose of Transaction.

Kelly Trimble acquired 243,334 shares of the Company from Steve Nickolas pursuant to a Share Purchase Agreement (“SPA”) dated April 30, 2010.  Mr. Trimble also acquired 476,667 shares of the Company as full satisfaction of an outstanding liability to Mr. Trimble.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially Owned.  As of the date hereof, Kelly Trimble owns 720,001 Shares (approximately 25.4%) of the Company’s common stock.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 720,001 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 720,001

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  5/4/2010                                                          /s/  Kelly Trimble

                                                                                     Kelly Trimble